Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Plans Administration Committee

Citigroup Inc.:

We consent to the incorporation by reference of our report dated June 9, 2017, in the Registration Statement on Form S-8 relating to the Citi Retirement Savings Plan and the Citi Retirement Savings Plan for Puerto Rico, with respect to the statements of net assets available for benefits of the Citi Retirement Savings Plan for Puerto Rico (the “Plan”) as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at the end of the year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the Plan.

/s/ KPMG LLP

New York, New York

May 18, 2018